

February 11, 2014

Via E-mail
Sanjay Madhu
Chief Executive Officer
Oxbridge Re Holdings Limited
Landmark Square, Suite 1A
64 Earth Close
P.O. Box 469
Grand Cayman, KY1-9006
Cayman Islands

> **Re: Oxbridge Re Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed January 27, 2014**
> **File No. 333-193577**

Dear Mr. Madhu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 33

1. We acknowledge your response to previous comment 16 where you confirmed that the warrants can only be settled in registered shares. You also indicated in your response that the warrants to be issued in the unit offering will qualify for equity classification. Please reference for us the authoritative literature you are relying upon that supports your anticipated accounting. In your response, please specifically tell us your consideration of ASC 815-40-25-11. It appears that the warrants may be required to be classified as a liability under ASC 815-40-25-14 and 15.

Management, page 54
Committees of the Board of Directors, page 57

2. We note your response to our prior comment 19. Please expand your revised disclosure to explain the requirements of NASDAQ Marketplace Rule 5615(b)(1) and how you intend to comply with that rule.

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant accounting policies, page F-7
Premiums assumed, page F-8

3. We acknowledge your response to previous comment 28. Please explain to us how your premium revenue recognition policy complies with GAAP. In this regard please address the following additional comments:

    • To the extent you rely on the guidance in ASC 944-605-25-2, please tell us how you are able to reasonably estimate the ultimate premium revenue for your retrospectively rated policy given that you are a new company and the underlying risks insured are catastrophes. Tell us why the cost recovery method or the deposit method are not appropriate in your facts and circumstances.
    • Assuming you can substantiate that you can reasonably estimate your ultimate premium, please tell us you determined the $1,483,367 of net premiums earned through December 31, 2013. In this regard, please clarify whether the $1,367,100 accrued loss experience refund is the entire amount you expect to refund, noting that in Note 1 on page F-7 you disclose that you expect to refund $2.3 million if no losses are incurred under the contract. If not, please tell us how you determined the estimated future losses and how you considered the additional refund obligation in determining your unearned premium reserve at December 31, 2012.
    • If you do not rely on the guidance in ASC 944-605-25-2, please reference for us the specific guidance you used to support your accounting.

Note 6. Share capital and additional paid-in capital, page F-10

4. In the first full paragraph on page F-11 you indicate that your Board of Directors declared dividends on January 19, 2014. Please tell us why it is appropriate to accrue your dividend payment obligation as of December 31, 2013. Please tell us how you have a legal obligation to pay these dividends on that date. Separately reference for us the authoritative literature you rely upon to support your accounting.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Curt P. Creely
        Partner, Transactional & Securities
        Foley & Lardner LLP
        100 N. Tampa Street, Suite 2700
        Tampa, FL 33602